SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82-

SIGNATURES
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date April 5, 2004	By:	/s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

IMMEDIATE RELEASE

Oncolytics Biotech Inc. Appoints J. Mark Lievonen to the Board of Directors

CALGARY, Alberta, April 5, 2004 – Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) today announced the appointment of Mark Lievonen, President of Aventis Pasteur Limited, to the Board of Directors.

“With his experience leading Canada’s premier vaccine company, Mr. Lievonen brings substantial background in biopharmaceuticals and I am very pleased with his appointment to the Board of Directors,” said Dr. Brad Thompson, President and CEO of Oncolytics.

Mr. Lievonen is currently the President of Aventis Pasteur Limited and responsible for the company’s operations in Canada. The company is at the forefront of innovation in vaccine research and development in Canada. Prior to his appointment as President, Mr. Lievonen was Senior Vice President and General Manager of the Oncology Business Unit. He was responsible for developing the strategy and funding of Aventis Pasteur’s cancer vaccine program and the global marketing and sales of cancer immunotherapeutic products. Mr. Lievonen holds a Bachelor’s Degree in Business Administration and an MBA from York University and received his Chartered Accountant designation in 1981 while working with Coopers and Lybrand. He is a member of the Board of Directors of BIOTECanada and served as Chair from January 2000 to May of 2003. He was also Chair of the Steering Committee of the BIO 2002 International Biotechnology Exhibition. In 2003, he was appointed as a Director of the Ontario Genomics Institute Board and Cabinet Member of the United Way of Greater Ontario Board, chairing the Health Care Division.

“Oncolytics has a novel approach to cancer therapy and is working hard to bring their research forward,” said Mr. Lievonen. “I look forward to working with the Oncolytics team to develop this innovative Canadian company.”

About Oncolytics Biotech Inc. Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells that are derived from many types of cancer including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7370 Fax: 403.283.0858 cwardonc@aol.com www.oncolyticsbiotech.com	For Canada: The Equicom Group Inc. Joanna Longo 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 233 Fax: 416.815.0080 jlongo@equicomgroup.com	For United States: The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 11 Stone Street, 3rd Floor New York, NY 10005 Tel: 212.825.3210 Fax: 212.825.3229 mail@investorrelationsgroup.com